POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

C/O DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

December 26, 2006

Michael McTiernan, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Mail Stop 4561

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust (the “Company”)
Pre-Effective Amendment No. 3 to the Registration Statement
on Form S-1 (File No. 333-135422)

Dear Mr. McTiernan:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 9:00 a.m. on Tuesday, January 2, 2007, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB MULTI-SECTOR COMMODITY TRUST		DEUTSCHE BANK SECURITIES INC.

By:	DB Commodity Services LLC,	By:	/s/ Andrew Ruckh
	its Managing Owner		Name: Andrew Ruckh
Title: Director
By:	/s/ Kevin Rich
Name: Kevin Rich
Title: Director and Chief Executive Officer

By:	/s/ Gregory Collett	By:	/s/ Richard Kennedy
	Name: Gregory Collett		Name: Richard Kennedy
	Title: Chief Operating Officer		Title: Managing Director